Filed by Obsidian Energy Ltd.

(Commission File No. 001-32895)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bonterra Energy Corp.

The Offer (as defined below) has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Shareholders in the United States should read the Notice to Shareholders in the United States on page iii (continuation of the cover page) of this Notice of Extension, Variation and Change.

Neither this document nor the Original Offer and Circular (as defined below) constitutes an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror (as defined below) may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

This document is important and requires your immediate attention. It should be read in conjunction with the Original Offer and Circular (as defined below). If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

December 18, 2020

NOTICE OF EXTENSION, VARIATION AND CHANGE

by

OBSIDIAN ENERGY LTD.

of its

OFFER TO PURCHASE

all of the issued and outstanding common shares of

BONTERRA ENERGY CORP.

on the basis of two (2) common shares of Obsidian Energy Ltd.

for each common share of Bonterra Energy Corp.

Obsidian Energy Ltd. (the “Offeror” or “Obsidian Energy”) hereby gives notice that it has amended and varied the terms of its offer dated September 21, 2020 (the “Original Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares (“Shares”) in the capital of Bonterra Energy Corp. (the “Company” or “Bonterra”), including any Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time, to, among other things: (a) lower the Minimum Tender Condition (as defined herein) from more than 66 2/3% to more than 50% of the outstanding Shares (on a fully-diluted basis); (b) vary the condition to the Offer that the Company shall not have incurred any material indebtedness; (c) extend the Expiry Time (as defined herein) of the Original Offer to 5:00 p.m. (Mountain Standard Time) on January 25, 2021; (d) amend certain terms and provisions in connection with the Offer; and (e) provide additional disclosure, including updated unaudited pro forma consolidated financial statements, with respect to certain matters relating to the Offer.

THE ORIGINAL OFFER, AS AMENDED HEREBY, HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (MOUNTAIN STANDARD TIME) ON JANUARY 25, 2021 UNLESS THE OFFER IS EXTENDED, ACCELERATED OR WITHDRAWN BY THE OFFEROR.

This Notice of Extension, Variation and Change should be read in conjunction with the Original Offer and accompanying take-over bid circular dated September 21, 2020 (the “Original Circular” and together with the Original Offer, the “Original Offer and Circular”) and the associated letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (collectively, the “Original Offer Documents”). Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer Documents continue to be applicable in all respects. Unless the context otherwise requires, references in this document to the “Offer”, the “Circular” and the “Offer and Circular” mean the Original Offer, the Original Circular and the Original Offer and Circular, respectively, each as amended and varied by this Notice of Extension, Variation and Change. Capitalized terms used and not otherwise defined herein shall have the respective meanings given thereto in the Original Offer and Circular unless the context otherwise requires.

Shareholders who have validly deposited and not withdrawn their Shares are not required to take any further action to accept the Offer. Registered Shareholders (meaning Shareholders that have a physical share certificate representing their Shares) who wish to accept the Offer must properly complete and execute a Letter of Transmittal (printed on YELLOW paper) and tender it, together with, if applicable, the certificate(s) representing their Shares, with the depositary for the Offer, Kingsdale Advisors (the “Depositary”), at its office in Toronto, Ontario, Canada in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on BLUE paper), or a manually executed facsimile thereof; or (ii) book-entry transfer of Shares set out in Section 3 of the Original Offer, “Manner of Acceptance - Acceptance by Book-Entry Transfer”.

Registered Shareholders will not be required to pay any fee or commission if they accept the Offer by tendering their Shares directly with the Depositary. A broker, nominee or other intermediary through whom a Shareholder holds Shares may charge a fee to tender any such Shares on behalf of such Shareholder. Shareholders should consult such broker, nominee or other intermediary to determine whether any charges will apply.

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly if they wish to accept the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Questions and requests for assistance may be directed to Kingsdale Advisors, the information agent in connection with the Offer (the “Information Agent”) and the Depositary. Contact details may be found on the back page of this document.

Additional copies of this document and related materials may be obtained without charge on request from the Information Agent or the Depositary in the manner specified on the back page of this document. Additional copies of this document or the Original Offer and Circular, Letter of Transmittal or Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and are available on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov and on the Offeror’s website at www.obsidianenergy.com. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

In connection with the Offer, the Offeror has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which contains a prospectus relating to the Offer. BONTERRA SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT OBSIDIAN ENERGY, BONTERRA AND THE OFFER. Materials filed with the United States Securities and Exchange Commission (the “SEC”) will be available electronically without charge at the SEC’s website at www.sec.gov and the materials will be posted on the Obsidian Energy website at www.obsidianenergy.com. The financial statements included or incorporated by reference herein have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of Offeror Common Shares by them as described herein and in the Original Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 18 of the Original Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 19 of the Original Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that each of the Offeror and the Company is incorporated under the Laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and the Company and said Persons may be located outside the United States.

THE OFFEROR COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Offeror Common Shares or Shares, or certain related securities, as permitted by applicable Law or regulations of the United States, Canada or its provinces or territories.

INFORMATION CONTAINED IN THE NOTICE OF EXTENSION, VARIATION AND CHANGE

Certain information contained in this document has been taken from or is based on documents that are expressly referred to in this document. All summaries of, and references to, documents that are specified in this document as having been filed, or that are contained in documents specified as having been filed, on SEDAR or with the SEC on EDGAR, are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Offeror’s profile at www.sedar.com, in the United States at www.sec.gov and on the Offeror’s website at www.obsidianenergy.com. Shareholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Corporate Secretary of the Offeror at Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3 or at 1-888-770-2633.

As of the date of this Notice of Extension, Variation and Change, the Offeror has not had access to the non-public books and records of the Company and the Offeror is not in a position to independently assess or verify certain of the information in the Company’s publicly filed documents, including its financial statements and reserves disclosure. The Company has not reviewed the Offer and Circular or this document and has not confirmed the accuracy and completeness of the information in respect of the Company contained therein or herein. As a result, all historical information regarding the Company included therein and herein, including all Company financial and reserves information, and all pro forma financial and reserves information reflecting the pro forma effects of a combination of the Offeror and the Company, has been derived, by necessity, from the Company’s public reports and securities filings. While the Offeror has no reason to believe that such publicly filed information is inaccurate or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of any such information. See Section 23 of the Original Circular, “Risk Factors – Risk Factors Related to the Offer and the Offeror – The Offeror has been unable to independently verify the accuracy and completeness of the Company information in the Offer and Circular”. None of the Company’s public reports or securities filings are or have been incorporated by reference into the Offer and Circular or this document.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Offeror is a reporting issuer or the equivalent in all of the provinces and territories of Canada and files its continuous disclosure documents with the applicable Securities Regulatory Authorities. Such documents are available under the Offeror’s profile at www.sedar.com or on the Offeror’s website at www.obsidianenergy.com. The Offeror is also subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and files certain documents with the SEC. Such documents may be obtained by visiting the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Offer and Circular and this Notice of Extension, Variation and Change constitute “forward-looking statements” and “forward-looking information” as defined under Securities Laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. Forward-looking statements and forward-looking information are not based on historical facts, but rather on current expectations and projections about future events and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements and forward-looking information.

The Offer and the Circular, including the documents incorporated by reference in the Offer and the Circular, and this Notice of Extension, Variation and Change, contain forward-looking statements and information. Readers are urged to consult the information provided under the heading “Forward-Looking Statements” commencing on page vii of the Original Offer and Circular for important information respecting the forward-looking statements and information provided therein. In addition, this Notice of Extension, Variation and Change contains forward-looking statements and information including, but not limited to, those relating to the Offer, including statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer; any commitment to acquire Shares; the Offeror’s objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects; information concerning the Company and the Offeror; the Offeror’s plans for the Company in the event the Offer is successful and the integration of the Offeror’s and the Company’s businesses and operations; the satisfaction of the conditions to consummate the Offer; and other statements that are not historical facts. It is important to know that:

•

unless otherwise indicated, forward-looking statements and information in the Offer, the Circular and its appendices, including the documents incorporated by reference, and other sections of that document and in this Notice of Extension, Variation and Change describe the Offeror’s expectations as at the date on which such statements are made;

•

the Offeror’s actual results and events could differ materially from those expressed or implied in the forward-looking statements and information in this Notice of Extension, Variation and Change and in the Offer and the Circular, including the documents incorporated by reference, if known or unknown risks affect its business or the Offer, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statement and information will materialize, and accordingly, readers are cautioned against relying on these forward-looking statements and information; and

•

the Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statement or information in this Notice of Extension, Variation and Change, in the Offer and Circular or in any document incorporated by reference therein, even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Securities Laws.

With respect to forward-looking statements contained in this Notice of Extension, Variation and Change, the Offeror has made assumptions regarding, among other things: the ability to complete the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, integrate the Offeror’s and the Company’s businesses and operations and realize financial, operational and other synergies from the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction; that each of the Offeror, the Company and, following the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror will have the ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business; that the Offeror, which is subject to a short term extension on its senior revolving credit facilities, and the Company each continue to obtain extensions in respect of their facilities and otherwise continue to satisfy the applicable covenants under such facilities, including following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; that the lenders to each of the Offeror and the Company provide their respective approvals and consents in respect of the Offer; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or to further reduce production quotas; the Offeror’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on the Offeror and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the Company’s publicly available information, including it public reports and securities filings as of December 17, 2020 are accurate and complete; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market our oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; the combined entity’s ability to add production and reserves through our development and exploitation activities; the Offeror will receive the Regulatory Approvals and all other necessary third party consents on the timelines and in the

v

manner currently anticipated; the other conditions to the Offer will be satisfied on a timely basis in accordance with their terms; the advice received from professional advisors is accurate; the Company’s public disclosure is accurate and that the Company has not failed to publicly disclose any material information respecting the Company, its business, operations, assets, material agreements, or otherwise; there will be no material changes to government and environmental regulations adversely affecting the Offeror’s operations, other than as discussed in this section; and the impact of the current economic climate and financial, political and industry conditions on the Offeror’s operations, including its financial condition and asset value, will remain consistent with the Offeror’s current expectations as set out in this section.

Although the Offeror believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward- looking statements or information will prove to be accurate.

By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the Offeror’s and the Company’s actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. For a further discussion regarding the risks related to the Offer and the Offeror, readers are urged to consult the information provided under the heading “Forward-Looking Statements” commencing on page vii of the Original Offer and Circular and the information provided in Section 23 of the Original Circular, “Risk Factors”.

CURRENCY

All references to “$” or “C$” mean Canadian dollars. References to “US$” mean United States dollars.

NOTICE OF EXTENSION, VARIATION AND CHANGE

TO:	THE HOLDERS OF COMMON SHARES OF BONTERRA ENERGY CORP.

This Notice of Extension, Variation and Change amends, varies and supplements the information provided in the Original Offer and Circular pursuant to which the Offeror is offering to purchase all of the issued and outstanding Shares (including any Shares which may become issued and outstanding after the date of the Original Offer and prior to the Expiry Time) on the terms and subject to the conditions contained in the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as may be amended and supplemented from time to time.

Except as otherwise set forth in this Notice of Extension, Variation and Change, the information, terms and conditions previously set forth in the Original Offer Documents continue to be applicable in all respects and this Notice of Extension, Variation and Change should be read in conjunction with the Original Offer Documents, all the provisions of which are incorporated herein by reference, subject to the amendments thereto contained in this Notice of Extension, Variation and Change.

1.	Variation of the Minimum Tender Condition

Lowering of the Minimum Tender Condition to More Than 50% (Versus 66 2/3%) of the Outstanding Shares

By notice to the Depositary given on December 18, 2020, the Offeror has determined to and does hereby amend the condition of the Offer (set out in paragraph (a) of Section 4 of the Original Offer, “Conditions of the Offer”) that there be validly deposited under the Offer and not withdrawn, that number of Shares that together with the Shares held by the Offeror at the Expiry Time, represent at least 66 2/3% of the then outstanding Shares (on a fully-diluted basis) (the “Minimum Tender Condition”). Accordingly, paragraph (a) of Section 4 of the Original Offer, “Conditions of the Offer”, is hereby deleted in its entirety and replaced by the following:

“there shall have been validly deposited pursuant to the Offer and not withdrawn that number of Shares that, together with the Shares held by the Offeror at the Expiry Time, represent more than 50% of the then outstanding Shares (on a fully-diluted basis) (the “Minimum Tender Condition”);”

As well, each reference to “at least 66 2/3%” in the Original Offer and Circular is hereby deleted and replaced by “more than 50%”.

Risk Factors Relating to the Reduction of the Minimum Tender Condition

If the Offeror acquires 66 2/3% or more of the Shares under the Offer (on a fully-diluted basis), it expects to have the ability to control the outcome of Shareholder votes relating to fundamental changes of Bonterra, including with respect to any Subsequent Acquisition Transaction. As a result of the variation of the Minimum Tender Condition, the Offeror may initially acquire, under the Offer, a number of Shares greater than 50%, but less than 66 2/3%, of the then outstanding Shares (on a fully-diluted basis) and there can be no assurance that the Offeror will ultimately be able to acquire 66 2/3% or more of the Shares. While the Offeror continues to have the current firm intention to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, in these circumstances, there can be no assurance that the Offeror would be able to obtain the level of Shareholder approval required to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, whether by purchasing additional Shares, obtaining the support of other Shareholders or otherwise. See the information set out in Section 17 of the Original Offer and Circular, “Acquisition of Shares Not Deposited Under the Offer”.

If fewer than 66 2/3% of the outstanding Shares are acquired by the Offeror under the Offer, Bonterra would, for as long as the Offeror continues to hold less than 100% of the Shares, continue as a separate, partially-owned public company subsidiary of the Offeror. In these circumstances, certain transactions between the Offeror and Bonterra could be considered “related party transactions” under applicable law (specifically, MI 61-101), which would, unless an exemption is available, require a formal valuation for the transaction and, in addition to any other required securityholder approval, the approval of a majority of the votes cast by “minority” holders of the affected securities, which would be holders other than the Offeror and any other Person who is a “related party” of the Offeror, including an affiliate or an insider of the Offeror and any Person acting jointly or in concert therewith. The ability to effect such transactions would also be subject to future negotiations between the respective boards of directors of the Offeror and Bonterra, and in such negotiations, any representatives of the Offeror appointed to the Bonterra Board would be precluded from voting on such transactions.

If the Offeror acquires more than 50% of the Shares but less than 66 2/3% of the Shares under the Offer, it intends to change the composition of the Bonterra Board; however, Bonterra will continue to be a reporting issuer under applicable Canadian Securities Laws and the Offeror may not be able to realize various cost savings it would expect to realize if Bonterra were to become a wholly-owned subsidiary of the Offeror.

If the Offeror takes up the Shares under the Offer, but is then unable to complete a Subsequent Acquisition Transaction in a timely manner or at all, it would be unable to fully integrate the operations of the Offeror and Bonterra and, consequently, unless the Offeror is successful in completing one or more “related party transactions” with Bonterra, as described above (or otherwise acquires the Shares not owned by it), the Offeror would be limited in its ability to: (a) effect potential transactions with Bonterra for the purposes of integrating the business and operations of the Offeror and Bonterra; and (b) realize various synergies otherwise expected as a result of the combination of the Offeror and Bonterra, as described in the Original Offer and Circular. This could materially affect the Offeror’s consolidated earnings, cash flows and financial condition and deprive the Offeror of some of the other anticipated benefits of the Offer.

If the Offeror is unable to acquire more than 80% of the Shares following the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, then the Offer likely will not qualify as a reorganization within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code of 1986, as amended. Further, if the Offeror pursues alternatives to purchase additional Shares, outside of the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, that result in the Offeror providing consideration other than solely Obsidian Shares in exchange for Shares, such alternative transactions would jeopardize the treatment of the Offer as a tax-free reorganization even if the Offeror acquires 80% or more of the Shares. See Section 19 of the Original Circular, “Certain United States Federal Income Tax Considerations”.

2.	Variation of the No Additional Indebtedness Condition

By notice to the Depositary given on December 18, 2020, the Offeror has determined to and does hereby amend the condition of the Offer that the Company shall not have incurred, authorized, committed to incur or proposed the incurrence of any additional material debt or of any material hedge or similar obligations (set out in paragraph (g)(vi) of Section 4 of the Original Offer, “Conditions of the Offer”). As disclosed by the Company in its press release dated November 16, 2020, the Company has entered into documentation providing for lending commitments of $45 million from Business Development Bank of Canada and $38.4 million from Export Development Canada and, consequently, the condition set forth in paragraph (g)(vi) of Section 4 of the Original Offer, “Conditions of the Offer”, cannot be satisfied by the Expiry Time.

While the Offeror intends to proceed with the Offer, the incurrence of additional indebtedness pursuant to the Business Development Bank of Canada and Export Development Canada lending commitments referred to above places additional pressure on what was already an over-levered balance sheet of the Company. The Offeror therefore considers that the incurrence by the Company of additional amounts of material indebtedness may result in it being inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Shares deposited under the Offer or to complete a Compulsory Acquisition or any Subsequent Acquisition Transaction. Accordingly, paragraph (g)(vi) of Section 4 of the Original Offer, “Conditions of the Offer”, is deleted in its entirety and replaced by the following:

“incurring, authorizing, committing to incur or proposing the incurrence of any additional material debt (excluding the already disclosed lending commitments of $45 million from Business Development Bank of Canada and $38.4 million from Export Development Canada) or of any material hedge or similar obligations, including the making of any loans or advances, or guaranteeing or becoming otherwise responsible for any liabilities or obligations of any other person, relative to the Company’s publicly disclosed consolidated indebtedness as at December 18, 2020;”

3.	Extension of the Offer

By notice to the Depositary given on December 18, 2020, the Offeror has extended the time for deposits of Shares from 5:00 p.m. (Mountain Standard Time) on January 4, 2021 to 5:00 p.m. (Mountain Standard Time) on January 25, 2021. Accordingly, the definition of “Expiry Date” in the “Glossary” section of the Original Offer and Circular (found on page 88 thereof) is hereby deleted and replaced by the following:

““Expiry Date” means January 25, 2021 or such later date or dates as may be fixed by the Offeror from time to time as provided under Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer””.

In addition, all references to: (a) “5:00 p.m. (Mountain Standard Time) on January 4, 2021” in the Original Offer and Circular are hereby deleted and replaced with “5:00 p.m. (Mountain Standard Time) on January 25, 2021”; and (b) “January 4, 2021” in the Original Offer and Circular are hereby deleted and replaced with “January 25, 2021”.

4.	Recent Developments Related to the Offer

On November 23, 2020, at a special meeting of its shareholders, the Offeror’s shareholders approved an ordinary resolution authorizing the issuance of the Offeror Common Shares to be distributed in connection with the Offer. Accordingly, the condition set forth in paragraph (m) of Section 4 “Conditions of the Offer” of the Original Offer has been satisfied.

In addition, on October 8, 2020, the Offeror submitted its application for Competition Act Clearance. The waiting period for such clearance expired on November 7, 2020, with no comments received.

5.	Amendments to the Original Offer and Circular

By notice to the Depositary given on December 18, 2020, the Offeror has amended certain disclosure contained in the Original Offer and Circular as follows:

•

The disclosure contained in the last sentence of the paragraph under the heading “Currency” on page vi of the Original Offer and Circular is hereby updated to provide the following additional information:

“On December 17, 2020, the daily average rate of exchange published by the Bank of Canada for the U.S. dollar, expressed in Canadian dollars, was US$1.00 = C$1.2718.”

•

The disclosure contained in the third and fourth paragraph under the heading “The Offer” on pages 10 and 20 of the Original Offer and Circular are hereby updated to provide the following additional information:

“The closing price of the Shares on the TSX on December 17, the last trading day prior to the date of the first Notice of Extension, Variation and Change, was $1.72.

The closing price of the Offeror Common Shares on the TSX on December 17, the last trading day prior to the date of the first Notice of Extension, Variation and Change, was $0.82.”

•

The second sentence in the first paragraph under the headings “If I accept the Offer, when will I receive the Offer Consideration?”, “Take Up and Payment for Deposited Shares” (in the Summary section) and “Take Up and Payment for Deposited Shares” beginning on pages 6, 16 and 33 respectively, of the Original Offer and Circular are hereby deleted and replaced with the following:

“The Offeror will immediately take up and promptly pay for Shares deposited under the Offer during the Mandatory Extension Period and any additional extension period, if applicable.”

•

The language that precedes the list of events in the first paragraph under the heading “Will I be able to withdraw previously tendered Shares?” on page 6 of the Original Offer and Circular is hereby deleted and replaced with the following:

“You may withdraw Shares you deposit under the Offer in any of the following circumstances:”

•

The language that precedes the list of events in the paragraph under the heading “Withdrawal of Deposited Shares” beginning on page 16 of the Original Offer and Circular is hereby deleted and replaced with the following:

“Shares tendered in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder pursuant to the procedures outlined in Section 8 of the Offer, “Right to Withdraw Deposited Shares” in any of the following circumstances:”

•

The language that precedes the list of events in the first paragraph under the heading “Right to Withdraw Deposited Shares” beginning on page 34 of the Original Offer and Circular is hereby deleted and replaced with the following:

“Except as otherwise stated in this Section 8 or as otherwise required by applicable Law, all deposits of Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder in any of the following circumstances:”.

•

The list of events in the first paragraph under the headings “Will I be able to withdraw previously tendered Shares?”, “Withdrawal of Deposited Shares” and “Right to Withdraw Deposited Shares” beginning on pages 6, 16 and 34, respectively, of the Original Offer and Circular is hereby deleted and replaced with the following:

(a)	“at any time before the deposited Shares have been taken up by the Offeror under the Offer;

(b)	if the deposited Shares have not been paid for by the Offeror within three Business Days after the Shares have been taken up by the Offeror under the Offer; and/or

(c)	as required by section 2.30 of NI 62-104 and without liming the withdrawal rights set out in clauses (a) and (b), at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, or any notice of change or notice of variation, in either case, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the Offeror Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Shares under the Offer and an extension of the time for deposit to not later than 10 days after the date of the notice of variation or a variation in the terms of the Offer after the expiry of the initial deposit period consisting of an extension of the time for deposit to not later than 10 days from the date of the notice of variation),”.

•	The first paragraph under the heading “Reduce Risk: Stable Balance Sheet, Debt Reduction, Improved Access to Capital” beginning on pages 11 and 45 are hereby deleted and replaced with the following:

“Execute Plan to Address Overleverage: Bonterra is over levered and Shareholders are exposed to the risk that its syndicate banks withdraw their support of the Company. Bonterra’s current business plan is to further increase debt compared to the combined entity, which is expected to generate increased cash flow and to accelerate the pay down of outstanding debt. Lower debt improves the stability of the business, and shifts more value to equity owners over time as the combined low-decline, oil-weighted production base is maintained.”

•	The first paragraph under the heading “Determination of Validity” on page 23 of the Original Offer and Circular is hereby deleted and replaced with the following:

“All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties, subject to the rights of Shareholders to challenge any determination of the Offeror in respect of the Offer in a court of competent jurisdiction. The Offeror reserves the absolute right to reject any and all deposits of Shares determined by it not to be in proper form, or the issue of Offeror Common Shares in respect of which may, in the opinion of the Offeror’s legal counsel, be unlawful. The Offeror also reserves the absolute right to, in its sole discretion, waive any defect or irregularity in any deposit of Shares. None of the Offeror, the Depositary, the Information Agent or any other Person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties, subject to the rights of Shareholders to challenge any determination of the Offeror in respect of the Offer in a court of competent jurisdiction. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.”

•

The first paragraph following the list of conditions under the heading “Conditions of the Offer” beginning on page 30 of the Original Offer and Circular is hereby deleted and replaced with the following:

“The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, prior to the Expiry Time, regardless of the circumstances giving rise to any such assertion. Each of the foregoing conditions is independent of and in addition to each other and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. Except as otherwise provided below, the Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The waiver of any of the foregoing rights with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances; and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time by the Offeror prior to the expiration of the Offer.”

•	The last paragraph under Section 4, “Conditions of the Offer”, on page 31 of the Original Offer and Circular is hereby deleted and replaced with the following:

“Any determination by the Offeror concerning any event or other matter described in the foregoing conditions of this Section 4 will be final and binding upon all parties, subject to the rights of Shareholders to challenge any determination of the Offeror in respect of the Offer in a court of competent jurisdiction.”

•	The last paragraph under Section 5, “Extension, Acceleration and Variation of the Offer”, on page 32 of the Original Offer and Circular is hereby deleted and replaced with the following:

“Notwithstanding the foregoing, but subject to applicable Law, the Offeror may not make a variation in the terms of the Offer, other than a variation to extend the time during which Shares may be deposited under the Offer, after the Offeror becomes obligated to take up Shares deposited under the Offer.”

•

The first sentence of the third last paragraph under Section 8, “Right to Withdraw Deposited Shares”, beginning on page 35 of the Original Offer and Circular is hereby deleted and replaced with the following:

“All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding, subject to the rights of Shareholders to challenge any determination of the Offeror in respect of the Offer in a court of competent jurisdiction.”

•	The first sentence of the fifth paragraph under Section 14, “Other Terms of the Offer”, on page 38 of the Original Offer and Circular is hereby deleted and replaced with the following:

“The Offeror, in its sole discretion, shall, subject to the rights of Shareholders to challenge any determination of the Offeror in respect of the Offer in a court of competent jurisdiction, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity (including of receipt) of any acceptance of the Offer and any withdrawal of Shares, including the satisfaction or non-satisfaction of any condition, and reserves the right to reject any and all deposits which the Offeror determines not to be in proper form or that may be unlawful to accept under the Laws of any applicable jurisdiction.”

•

The disclosure contained in the risk factor “The Offeror Common Shares issued in connection with the Offer may have a market value different than expected” on page 80 of the Original Offer and Circular is hereby updated to provide the following additional information:

“During the 12 month period ended on December 17, the trading price of Offeror Common Shares on the TSX varied from a low of $0.20 to a high of $1.26 and closed on December 17, the last trading day prior to the date of the first Notice of Extension, Variation and Change, at $0.82.”

•

The disclosure contained in the risk factor “The issuance of Offeror Common Shares as consideration under the Offer could adversely affect the market price of the Offeror Common Shares after the take up of Shares under the Offer” beginning on page 80 of the Original Offer and Circular is hereby updated to provide the following additional information:

“If all of the 33,388,796 Shares outstanding (as disclosed as at September 30, 2020, in the Company’s management’s discussion and analysis for the three and nine month periods ended September 30, 2020) are tendered to the offer, up to an estimated additional 66,777,592 Offeror Common Shares will be available for trading in the public market based on the current Offer Consideration and the Offeror’s estimate of the number of Shares that will be issued and outstanding at the time that the Offeror takes up and pay for the Shares (including expectations respecting the treatment of outstanding Convertible Securities and assuming 100% of the Shares are taken up).”

•

All additional references to “September 18, 2020” contained in the Original Offer and Circular not otherwise addressed herein, except for the references to September 18, 2020 contained in the fifth paragraph under the heading “Forward-Looking Statements” beginning on page vii of the Original Offer and Circular, are hereby deleted and replaced with “December 18, 2020”.

6.	Updated Information Concerning the Offeror

Certain disclosure contained in Section 9 “Certain Information Concerning the Offeror” and Section 10 “Trading in Shares to be Acquired” of the Original Circular is hereby updated to provide the following additional information.

Authorized and Outstanding Share Capital

As at December 18, 2020, there were 73,516,225 Offeror Common Shares and no preferred shares issued and outstanding.

Consolidated Capitalization

In addition to the pro forma consolidated financial statements set forth in the Original Offer and Circular, attached as Appendix A to this Notice of Extension, Variation and Change are the updated unaudited pro forma consolidated balance sheet of the Offeror as at September 30, 2020 and the updated unaudited pro forma consolidated statements of net income (loss) of the Offeror for the nine month period ended September 30, 2020 and the year ended December 31, 2019, giving effect to the proposed acquisition of all outstanding Shares under the Offer, in the manner set forth therein.

The following table sets forth the consolidated capitalization of the Offeror based on its unaudited consolidated financial statements as at September 30, 2020: (a) on an actual basis; and (b) as adjusted to take into account the acquisition by the Offeror of all outstanding Shares under the Offer. The financial information set out below should be read in conjunction with the Offeror’s unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2020 which are incorporated by reference herein as well as the unaudited pro forma consolidated balance sheet of the Offeror as at September 30, 2020 and the unaudited pro forma consolidated statements of net income (loss) of the Offeror for the nine month period ended September 30, 2020, giving effect to the proposed acquisition of all outstanding Shares under the Offer, in the manner set forth therein, set forth at Appendix A hereto. Other than as set forth below, there have been no material changes to the Offeror’s share and loan capital since September 30, 2020.

	September 30, 2020
	Actual	As adjusted
	(unaudited) (in $ millions)
Short-term debt	—	17
Current portion of long-term debt	—	274
Long-term debt	458	458
Total debt	458	749
Share capital	2,187	2,232
Other reserves	104	104
Accumulated other comprehensive income	—	(1)
Deficit	(1,969)	(1,980)
Total shareholders’ equity	322	355
Capitalization	780	1,104

Price Range and Trading Volume

The following table sets forth, for the periods indicated, the high and low trading prices in (based on intra-day prices) U.S. dollars and trading volumes of Offeror Common Shares on the OTCQX Best Market (for the periods beginning April 1, 2020 and later) and on the New York Stock Exchange (for the periods prior to April 1, 2020), as reported by FactSet.

	Price Range
Period	High (US$)	Low (US$)	Volume
December 2019	0.87	0.44	6,550,928
January 2020	0.95	0.66	4,025,053
February 2020	0.74	0.45	1,986,670
March 2020	0.56	0.15	11,457,263
April 2020	0.23	0.13	3,341,329
May 2020	0.55	0.19	3,084,407
June 2020	0.52	0.30	3,928,286
July 2020	0.68	0.37	5,375,210
August 2020	0.49	0.36	3,694,654
September 2020	0.49	0.36	3,465,463
October 2020	0.40	0.27	822,994
November 2020	0.45	0.27	1,828,232
December 1 to 17, 2020	0.74	0.40	2,255,754

The following table sets forth, for the periods indicated, the high and low trading prices (based on intra day prices) in Canadian dollars and trading volumes of Offeror Common Shares on the TSX, as reported by FactSet.

	Price Range
Period	High ($)	Low ($)	Volume
December 2019	1.14	0.58	2,320,669
January 2020	1.26	0.88	2,198,982
February 2020	0.98	0.60	1,382,456
March 2020	0.82	0.22	3,447,719
April 2020	0.30	0.20	2,701,386
May 2020	0.77	0.27	3,089,983
June 2020	0.69	0.40	3,327,513
July 2020	0.90	0.51	2,835,678
August 2020	0.65	0.49	1,584,155
September 2020	0.64	0.48	829,460
October 2020	0.51	0.36	456,866
November 2020	0.59	0.39	979,902
December 1 to 17, 2020	0.94	0.54	1,491,757

The closing prices of the Offeror Common Shares on the TSX and OTCQX on December 17, 2020, the last trading day prior to the date of the first Notice of Extension, Variation and Change, was $0.82 and US$0.66, respectively.

Prior Sales

The following table summarizes the issuances of Offeror Common Shares and securities convertible into Offeror Common Shares in the 12 month period prior to the date hereof. Other than as summarized in the below table, the Offeror has not issued any Offeror Common Shares or securities convertible into Offeror Common Shares in the above-mentioned period of time.

Date	Type of Security Issued	Number of Securities Issued	Issuance / Exercise Price per Security ($)
January 14, 2020	Offeror Common Shares(1)	6,898	1.04	(2)
January 29, 2020	Offeror Common Shares(1)	3,935	1.13	(2)
July 14, 2020	Offeror Common Shares(1)	477,970	0.57	(2)
July 14, 2020	Offeror Common Shares(1)	2,581	0.55	(2)
August 19, 2020	Offeror Common Shares(1)	522	0.58	(2)
September 15, 2020	Offeror Common Shares(1)	3,349	0.57	(2)
October 9, 2020	Offeror Common Shares(1)	4,451	0.47	(2)
October 13, 2020	Offeror Common Shares(1)	1,460	0.74	(2)
November 10, 2020	Offeror Common Shares(1)	3,571	0.42	(2)
August 10, 2020	Offeror Options	917,490	0.56
July 10, 2020	Offeror PSUs	376,310	0.55	(3)
July 10, 2020	Offeror RSUs	1,818,840	0.55	(4)

Notes:

(1)	Offeror Common Shares issued upon the vesting and settlement of Offeror RSUs.
(2)	Represents the volume weighted average trading price of Offeror Common Shares on the TSX for the five days preceding the vesting date of Offeror RSU.
(3)

Represents the grant date fair value of Offeror PSUs assuming a relative performance factor of a PSU under the restricted and performance share unit plan of 1.0 and based on the volume weighted average trading price of Offeror Common Shares on the TSX for the five days preceding the date of grant.

(4)	Represents the grant date fair value of Offeror RSU based on the volume weighted average trading price of Offeror Common Shares on the TSX for the five days preceding the date of grant.

Trading in Shares to be Acquired

The following table sets forth, for the periods indicated, the high and low trading prices (based on intra-day prices) in Canadian dollars and the trading volume of the Shares on the TSX, as reported by FactSet.

	Price Range
Period	High ($)	Low ($)	Volume
December 2019	4.24	2.98	2,408,660
January 2020	4.65	3.30	2,670,853
February 2020	3.50	2.11	1,938,853
March 2020	2.56	0.64	4,795,757
April 2020	1.84	0.99	3,398,565
May 2020	1.38	0.98	2,122,647
June 2020	2.18	1.25	1,911,888
July 2020	1.89	1.27	1,027,157
August 2020	1.63	1.43	717,927
September, 2020	1.58	1.02	796,602
October 2020	1.44	1.05	958,450
November 2020	1.76	1.09	1,138,492
December 1 to 17, 2020	1.75	1.49	648,522

The closing price of the Shares on the TSX on December 17, 2020, the last trading day prior to the date of the first Notice of Extension, Variation and Change, was $1.72.

7.	Time for Acceptance

The Offer is now open for acceptance until 5:00 p.m. (Mountain Standard Time) on January 25, 2021 or such later or earlier time or times and date or dates to which the Offer may be extended or accelerated by the Offeror from time to time, unless the Offer is withdrawn by the Offeror. In addition to any Mandatory Extension Period, the Expiry Time may be extended at the Offeror’s sole discretion pursuant to Section 5 of the Original Offer and Circular, “Extension, Acceleration and Variation of the Offer.” The Expiry Time may be subject to multiple extensions. If the Offeror elects or is required to extend the Expiry Time for the Offer, it will publicly announce the variation, the new expiration time and date no later than 9:00 a.m. (Mountain Standard Time) on the first Business Day after the previously scheduled expiration of the Offer and, if required by applicable Law, the Offeror will mail you a copy of the notice of variation.

8.	Manner of Acceptance

Shares may be deposited under the Offer in accordance with the provisions under Section 3 “Manner of Acceptance” of the Original Offer.

9.	Take Up and Payment for Deposited Shares

The Offeror will take up and pay for Shares validly deposited under the Offer and not withdrawn as set forth under Section 6 “Take Up and Payment for Deposited Shares” of the Original Offer .

10.	Right to Withdraw Deposited Shares

Shareholders have the right to withdraw Shares deposited pursuant to the Offer under the circumstances and in the manner described under Section 8 “Right to Withdraw Deposited Shares” of the Original Offer, as amended by this Notice of Extension, Change and Variation.

11.	Amendments and Variations to Original Offer Documents

The Original Offer Documents shall be read together with this Notice of Extension, Variation and Change in order to give effect to the amendments and variations to the Original Offer and the amendments to the Original Circular set forth herein.

12.	Offerees’ Statutory Rights

Securities legislation of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Such rights may in certain cases need to be exercised through CDS on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

13.	Additional Documents Filed with the SEC as Part of the Registration Statement

The Registration Statement, which covers the Offeror Common Shares to be offered to Shareholders that are residents of the United States, has been filed with the SEC on Form F-4. The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov.

14.	Directors’ Approval

The contents of this Notice of Extension, Variation and Change have been unanimously approved and the sending thereof to the Shareholders and the holders of Convertible Securities has been authorized by the Offeror Board.

CERTIFICATE OF OBSIDIAN ENERGY LTD.

Dated: December 18, 2020

The Original Circular, as amended by this Notice of Extension, Variation and Change, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) “Stephen E. Loukas”	(signed) “Peter D. Scott”
Interim President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

On behalf of the Board of Directors of Obsidian Energy Ltd.

(signed) “Gordon R. Ritchie”	(signed) “Raymond Crossley”
Director	Director

C-1

APPENDIX A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of the proposed acquisition of all outstanding Shares. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of the Offeror incorporated by reference in the Offer. The unaudited pro forma consolidated balance sheet gives effect to the Offer as if it had occurred on September 30, 2020. The unaudited pro forma consolidated statements of net income (loss) for the nine month period ended September 30, 2020 and the year ended December 31, 2019 give effect to the Offer as if it had occurred on January 1, 2019. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from such unaudited pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Obsidian Energy Ltd.

Pro Forma Consolidated Statements of Income (Loss)

For the nine months ended September 30, 2020

($CAD millions, unaudited)	Notes		Obsidian Energy Ltd.	Bonterra Energy Corp.	Reclassifications	Pro Forma adjustments	Pro Forma Obsidian Energy Ltd.
Oil and natural gas sales and other income	3	(d)	213	—	91	—	304
Oil and gas sales, net of royalties	3	(d)	—	84	(84)	—	—
Deferred consideration	3	(d)	—	1	(1)	—	—
Royalties	3	(d)	(11)	—	(6)	—	(17)

			202	85	—	—	287
Risk management gain			22	1	—	—	23

			224	86	—	—	310

Expenses
Operating			81	42	—	—	123
Transportation			14	—	—	—	14
General and administrative	3	(d)	10	—	5	—	15
Office and administration	3	(d)	—	4	(4)	—	—
Employee compensation	3	(d)	—	2	(2)	—	—
Share-based compensation			2	—	—	—	2
Depletion, depreciation, impairment and accretion	3	(a),(d)	873	377	2	(17)	1,235
Gain on provisions			(22)	—	—	—	(22)
Foreign exchange loss			1	—	—	—	1
Financing	3	(d)	28	14	(2)	—	40
Transaction costs	3	(d)	3	—	1	—	4
Other			6	—	—	—	6

			996	439	—	(17)	1,418

Income (loss) before taxes			(772)	(353)	—	17	(1,108)

Deferred tax recovery	3	(b)	—	57	—	(57)	—

Net and comprehensive income (loss)			(772)	(296)	—	(40)	(1,108)

Net income (loss) per share
Basic	3	(c)	(10.55)				(7.91)
Diluted	3	(c)	(10.55)				(7.91)

Weighted average shares outstanding (millions)
Basic			73.2			66.8	140.0
Diluted			73.2			66.8	140.0

See accompanying notes to the unaudited pro forma consolidated financial statements.

Obsidian Energy Ltd.

Pro Forma Consolidated of Statements Income (Loss)

For the year-ended December 31, 2019

($CAD millions, unaudited)	Note		Obsidian Energy Ltd	Bonterra Energy Corp.	Reclassifications	Pro Forma adjustments	Pro Forma Obsidian Energy Ltd.
Oil and natural gas sales and other income	3	(d)	418	—	204	—	622
Oil and gas sales, net of royalties	3	(d)	—	189	(189)	—	—
Deferred consideration	3	(d)	—	1	(1)	—	—
Royalties	3	(d)	(31)	—	(14)	—	(45)

			387	190	—	—	577
Risk management loss			(15)	(1)	—	—	(16)

			372	189	—	—	561

Expenses
Operating			139	70	—	—	209
Transportation			27	—	—	—	27
General and administrative	3	(d)	20	—	7	—	27
Office and administration	3	(d)	—	2	(2)	—	—
Employee compensation	3	(d)	—	5	(5)	—	—
Restructuring			4	—	—	—	4
Share-based compensation			5	2	—	—	7
Depletion, depreciation, impairment and accretion	3	(a),(d)	913	90	3	(24)	982
Loss on dispositions			1	—	—	—	1
Gain on provisions			(9)	—	—	—	(9)
Foreign exchange loss (gain)			(3)	—	—	—	(3)
Financing	3	(d)	40	18	(3)	—	55
Other			23	—	—	—	23

			1,160	187	—	(24)	1,323

Income (loss) before taxes			(788)	2	—	24	(762)

Deferred tax recovery	3	(b)	—	20	—	(20)	—

Net and comprehensive income (loss)			(788)	22	—	4	(762)

Net income (loss) per share
Basic	3	(c)	(10.81)				(5.45)
Diluted	3	(c)	(10.81)				(5.45)

Weighted average shares outstanding (millions)
Basic			73.0			66.8	139.8
Diluted			73.0			66.8	139.8

See accompanying notes to the unaudited pro forma consolidated financial statements.

Obsidian Energy Ltd.

Pro Forma Consolidated Balance Sheet

As at September 30, 2020

($CAD millions, unaudited)	Notes		Obsidian Energy Ltd.	Bonterra Energy Corp.	Reclassifications	Pro Forma adjustments	Pro Forma Obsidian Energy Ltd.
Assets
Current
Cash			6	—	—	—	6
Restricted cash			1	—	—	—	1
Accounts receivable			36	10	—	—	46
Prepaid expenses and Other	2	(h)	16	—	7	—	23
Crude oil inventory	2	(h)	—	1	(1)	—	—
Prepaid expenses	2	(h)	—	6	(6)	—	—

			59	17	—	—	76

Non-current
Investment tax credit receivable	2	(e)	—	9	—	—	9
Property, plant and equipment	2	(b)	909	697	—	(346)	1,260

			909	706	—	(346)	1,269

Total assets			968	723	—	(346)	1,345

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	2	(c)	80	17	—	12	109
Due to related party	2	(d)	—	12	—	(2)	10
Subordinated promissory note	2	(d)	—	8	—	(1)	7
Current portion of long-term debt	2	(d)	—	274	—	—	274
Current portion of lease liabilities			5	—	—	—	5
Current portion of provisions			17	—	—	—	17
Deferred consideration	2	(e)	—	1	—	—	1

			102	312	—	9	423
Non-current
Long-term debt			458	—	—	—	458
Deferred consideration	2	(e)	—	12	—	—	12
Lease liabilities			8	—	—	—	8
Provisions	2	(f)	78	135	—	(124)	89
Deferred tax liability	2	(g)	—	57	—	(57)	—

			646	516	—	(172)	990

Shareholders’ equity
Shareholders’ capital	2	(a)	2,187	765	—	(720)	2,232
Other reserves			104	—	—	—	104
Contributed surplus	2	(a)	—	31	—	(31)	—
Accumulated other comprehensive loss			—	(1)	—	—	(1)
Deficit			(1,969)	(588)	—	577	(1,980)

			322	207	—	(174)	355

Total liabilities and shareholders’ equity			968	723	—	(346)	1,345

See accompanying notes to the unaudited pro forma consolidated financial statements.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

1. Basis of presentation

These pro forma consolidated financial statements have been prepared by Obsidian Energy Ltd. (“Obsidian Energy”) for inclusion in its Offer to Purchase and accompanying Take-Over Bid Circular (together the “Offer and Circular”) dated September 21, 2020, as amended by a Notice of Extension, Variation and Change dated December 18, 2020, in connection with its offer to purchase all of the issued and outstanding common shares in the capital of Bonterra Energy Corp. (“Bonterra”). Bonterra has not participated in the preparation of these pro forma consolidated financial statements. The pro forma consolidated financial statements reflect the acquisition by Obsidian Energy of all of the issued and outstanding common shares of Bonterra (the “Transaction”). Additionally, these pro forma consolidated financial statements have been prepared in all material respects using accounting policies that are in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board on a basis consistent with those disclosed in Note 3 of Obsidian Energy’s audited annual consolidated financial statements as at and for the year ended December 31, 2019 and as disclosed in Note 2 of Obsidian Energy’s 2020 third quarter (unaudited) condensed interim consolidated financial statements.

The pro forma consolidated balance sheet as at September 30, 2020 gives effect to the Transaction and the assumptions described herein, as if the Transaction had occurred on September 30, 2020. The pro forma consolidated statements of income (loss) for the year ended December 31, 2019 and the nine months ended September 30, 2020 give effect to the Transaction and the assumptions described herein as if the Transaction had occurred on January 1, 2019.

The pro forma financial statements have been prepared by Obsidian Energy management for illustrative purposes only to reflect the Transaction, which includes the offer to purchase all of the issued and outstanding common shares in the capital of Bonterra for consideration consisting of two (2) common shares of Obsidian Energy for each Bonterra common share.

The pro forma consolidated financial statements have been prepared from and should be read in conjunction with:

•	the audited annual consolidated financial statements and notes of Obsidian Energy, as at and for the year ended December 31, 2019;

•	the unaudited condensed interim consolidated financial statements and notes of Obsidian Energy, as at and for the nine months ended September 30, 2020;

•	the audited annual consolidated financial statements and notes of Bonterra, as at and for the year ended December 31, 2019; and

•	the unaudited condensed interim consolidated financial statements and notes of Bonterra, as at and for the nine months ended September 30, 2020.

None of Bonterra’s public reports or securities filings have been incorporated by reference into the Offer and Circular or incorporated by reference into these pro forma financial statements and Obsidian Energy has not received a consent to use the audit report in respect of Bonterra’s annual consolidated financial statements as at and for the year ended December 31, 2019. As of the date of these pro forma consolidated financial statements, Obsidian Energy has not had access to the non-public books and records of Bonterra and Obsidian Energy is not in a position to independently assess or verify certain of the information in Bonterra’s publicly filed documents, including its financial statements. Bonterra has not reviewed these pro forma consolidated financial statements and has not confirmed the accuracy and completeness of the information in respect of Bonterra contained herein. As a result, all pro forma financial information regarding Bonterra included herein has been derived, by necessity, from Bonterra’s public reports and securities filings as of December 11, 2020. While Obsidian Energy has no reason to believe that such publicly filed information is inaccurate or incomplete, Obsidian Energy does not assume any responsibility for the accuracy or completeness of any such information.

These pro forma consolidated financial statements have been prepared using certain of Obsidian Energy’s and Bonterra’s respective financial statements. In preparing these pro forma consolidated financial statements, management of Obsidian Energy has made certain assumptions that affect the amounts reported in these pro forma consolidated financial statements. Such pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of Obsidian Energy. Actual amounts recorded upon consummation of the Transaction will differ from such pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Transaction have been excluded from such pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such pro forma consolidated financial statements.

IFRS 3 requires that one of Obsidian Energy and Bonterra be designated as the acquirer for accounting purposes based on the evidence available. Based on the exchange ratio described in the Offer and Circular on the basis of two (2) common shares of Obsidian Energy for each common share of Bonterra (calculated on an undiluted basis), the resulting share ownership percentages after the closing of the transaction are approximately 52% to current Obsidian Energy share shareholders and 48% to current Bonterra shareholders. Obsidian Energy will be treated as the acquiring entity for accounting purposes. In identifying Obsidian Energy as the acquirer for accounting purposes, management took into account the voting rights of all equity instruments and the size of each of the companies. In assessing the size of each of the companies, management evaluated various metrics, including but not limited to: total assets, production, and reserves. No single factor was the sole determinant in the overall conclusion that Obsidian Energy is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

Certain reclassifications were made in respect of Bonterra’s financial statement presentation to conform to Obsidian Energy’s financial statement presentation.

2. Pro forma adjustments to the consolidated balance sheet

($CAD millions, except per share amounts)
Number of Obsidian Energy shares issued	66,777,592
Obsidian Energy share price	$0.68

Consideration	$45

Estimated Fair Value of assets and liabilities of Bonterra acquired:
Oil and gas properties	$351
Investment tax credit receivable	9
Working capital	(1)
Bank debt	(274)
Due to related party	(10)
Subordinated promissory note	(7)
Deferred consideration	(12)
Decommissioning liability	(11)

Estimated Net assets acquired	$45

The following assumptions have been applied in determining the above estimates:

a)	Consideration and Purchase Price Equation

The number of shares issued assumes 66.8 million Obsidian Energy common shares are issued to shareholders of Bonterra for a total of $45 million at a share price of $0.68 which was the closing price of an

Obsidian Energy common share on the Toronto Stock Exchange on December 11, 2020. The number of Obsidian Energy common shares issued is based on the estimated number of Bonterra common shares outstanding (undiluted) multiplied by the 2.00 exchange ratio established in the Offer and Circular. The total consideration will change based on fluctuations in Obsidian Energy’s share price and the number of Bonterra common shares outstanding upon completion of the Transaction. The determination of the fair values of the net assets acquired requires Obsidian Energy to make assumptions and estimates, in addition Obsidian Energy has not had access to the non-public books and records of Bonterra. The purchase price equation is preliminary as the acquisition has not closed as of the date of the pro forma information. The final calculation of the purchase price will be based on the fair value of the net assets acquired following the closing date of the Transaction and other information available at that time. There may be material differences from this pro forma purchase price equation as a result of finalizing the valuation.

b)	Oil and gas properties

The fair value of the oil and gas properties is estimated at December 11, 2020.

c)	Working capital

Working capital assumed as at September 30, 2020 has been adjusted by $12 million for Obsidian Energy’s estimated incremental transaction costs associated with the Transaction, including severance, advisory and legal costs. During the third quarter of 2020, Obsidian Energy recorded $3 million of transaction costs associated with the Transaction.

d)	Bank debt, Financing instruments and financial derivatives

Obsidian Energy has assumed that the book value is equal to fair value for Bonterra’s bank debt and financial derivatives.

Obsidian Energy estimated the fair value for the Due to related party loan and Subordinated promissory note using a discount rate of 15% to reflect their subordinated nature. This resulted in a reduction in the fair value of both instruments totaling $3 million compared to their book value at September 30, 2020. Note the accretion on the fair value of debt was insignificant based on the assumptions.

e)	Deferred consideration and Investment tax credit receivable

The Deferred consideration and Investment tax credit receivable has been included at Bonterra’s book value on September 30, 2020 as Obsidian Energy has not been able to assess their fair values given the limited information currently available.

f)	Decommissioning Liability

The discount rate used in estimating the fair value of the decommissioning liability used a credit adjusted risk-free rate of 9.0 percent based on Obsidian Energy’s rate at September 30, 2020. The previous value of the decommissioning liability used in Bonterra’s consolidated balance sheet used a risk-free rate of 2.3 percent. The higher discount rate results in a reduction of $124 million to the provision.

g)	Deferred income tax liability

When comparing the relevant estimated fair values assigned in the purchase equation to the Bonterra tax pools disclosed in the financial statements as at September 30, 2020, the result is a deferred tax asset which has not been recognized as the IAS 12 probable recognition criteria are not met.

h)	Reclassifications

In order to align Bonterra’s financial statement presentation to Obsidian Energy, certain balances were reclassified which included the following:

•	Crude oil inventory and Prepaid expenses recorded into Prepaids and other.

3. Pro forma consolidated statement of income (loss)

The following assumptions and adjustments were made to the unaudited pro forma consolidated statement of income (loss) for the year-ended 2019 and the nine months ended September 30, 2020:

a)	Depletion, depreciation and accretion

Depletion and depreciation expense for Bonterra has been reduced by $22 million for the year-ended 2019 and $15 million for the nine months of 2020 to reflect the amount of oil and gas properties that would have been recorded using the revised carrying amount determined in the purchase price equation.

Accretion has been calculated using Obsidian Energy’s credit adjusted risk free rate on the revised decommissioning liability balance calculated in the purchase price equation resulting in decreases of $2 million for the year-ended 2019 and $2 million for the nine months of 2020.

b)	Deferred income tax expense

When comparing the relevant estimated fair values assigned in the purchase equation to the Bonterra tax pools disclosed in the financial statements for the year ended 2019 and for the nine months of 2020, the result is a deferred tax asset which has not been recognized as the IAS 12 probable recognition criteria are not met.

c)	Weighted average common shares

Pro forma basic and diluted net income (loss) per share was calculated using the pro forma net income (loss) divided by the weighted average number of Obsidian Energy common shares outstanding after given the effect to the Transaction as if it occurred on January 1, 2019.

d)	Reclassifications

In order to align Bonterra’s financial statement presentation to Obsidian Energy, certain balances were reclassified which included the following:

•	Oil and gas sales, net of royalties was recorded into Oil and natural gas sales and other income and royalties separately;

•	Deferred consideration was recorded into Oil and natural gas sales and other income;

•	Office administration and Employee compensation was recorded into General & administrative expenses;

•	Office administration non-recurring costs was recorded into Transaction costs; and

•	Unwinding of the fair value of the decommissioning liabilities, which was previously recorded within Financing was now recorded into Depletion, depreciation, impairment and accretion.

THE INFORMATION AGENT AND THE DEPOSITARY FOR THE OFFER IS: